# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seer, Inc., CIK 0001726445
CUSIP: 81578P106
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3800 BRIDGE PARKWAY, SUITE 102, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; MICHAEL TOROK, 68 Mazzeo Drive, Randolph, Massachusetts (MA), 02368, 617-680-6709; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (0.9% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,600,000; shared voting power 500,000; sole dispositive power 1,600,000; shared dispositive power 500,000; aggregate amount beneficially owned 2,100,000 (3.7% of the class)
- JEC II Associates, LLC (CIK 0001477326): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,050,000; sole dispositive power 0; shared dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (1.9% of the class)
- The MOS Trust: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 215,000; sole dispositive power 0; shared dispositive power 215,000; aggregate amount beneficially owned 215,000 (0.4% of the class)
- MOS PTC, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 215,000; sole dispositive power 0; shared dispositive power 215,000; aggregate amount beneficially owned 215,000 (0.4% of the class)
- Torok Michael (CIK 0001967237): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 285,000; shared voting power 1,265,000; sole dispositive power 285,000; shared dispositive power 1,265,000; aggregate amount beneficially owned 1,550,000 (2.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Seer, Inc.
Address of issuer's principal executive offices: 3800 BRIDGE PARKWAY, SUITE 102, REDWOOD CITY, California (CA), 94065

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) The Radoff Family Foundation, a Texas non-profit corporation (the "Radoff Foundation"), with respect to the shares of Class A Common Stock, par value $0.00001 per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation;

(iii) JEC II Associates, LLC, a Delaware limited liability company ("JEC II"), with respect to the Shares directly and beneficially owned by it;

(iv) The MOS Trust, a Wyoming trust ("MOS Trust"), with respect to the Shares directly and beneficially owned by it;

(v) MOS PTC, LLC, a Wyoming limited liability company ("MOS PTC"), as the trustee of MOS Trust; and

(vi) Michael Torok, with respect to the Shares directly and beneficially owned by him, as the Manager of JEC II and a Manager of MOS PTC.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Radoff Foundation and Mr. Radoff are collectively referred to as "Radoff." JEC II, MOS Trust, MOS PTC and Mr. Torok are collectively referred to as "JEC."

Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein or in Exhibit 1, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of Radoff Foundation and Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of each of JEC II and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368. The principal business address of each of MOS Trust and MOS PTC is 270 W. Pearl, Suite 103, Jackson, Wyoming 83001.
Present principal occupation or employment: The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. Mr. Radoff also serves as a director of the Radoff Foundation. The principal business of each of JEC II and MOS Trust is investing in securities. The principal business of MOS PTC is serving as the trustee of MOS Trust. The principal occupation of Mr. Torok is serving as the Manager of JEC II. Mr. Torok also serves as a Manager of MOS PTC.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Radoff Foundation is organized under the laws of the State of Texas. JEC II is organized under the laws of the State of Delaware. MOS Trust and MOS PTC are organized under the laws of the State of Wyoming. Messrs. Radoff and Torok are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 500,000 Shares directly owned by the Radoff Foundation is approximately $970,645, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,600,000 Shares directly owned by Mr. Radoff is approximately $3,049,622, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,050,000 Shares owned directly by JEC II is approximately $1,991,880, including brokerage commissions.

The Shares purchased by MOS Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 215,000 Shares owned directly by MOS Trust is approximately $420,140, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 285,000 Shares directly owned by Mr. Torok is approximately $654,853, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer's Board of Directors (the "Board") and management team regarding opportunities to enhance stockholder value, including commencing a strategic review process and potential changes to the composition of the Board. The Reporting Persons intend to discuss their views with respect to the foregoing matters with the Issuer, its stockholders and other market participants.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts (in which the Reporting Persons may participate), Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 56,251,522 Shares outstanding as of December 9, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2025.

As of the date hereof, the Radoff Foundation directly beneficially owned 500,000 Shares, constituting approximately 0.9% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 1,600,000 Shares, constituting approximately 2.8% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed the beneficial owner of the 500,000 Shares owned by the Radoff Foundation, which together with the 1,600,000 Shares he directly owns, constitutes an aggregate of 2,100,000 Shares beneficially owned by Mr. Radoff, constituting approximately 3.7% of the Shares outstanding.

As of the date hereof, JEC II directly beneficially owned 1,050,000 Shares, constituting approximately 1.9% of the Shares outstanding.

As of the date hereof, MOS Trust directly beneficially owned 215,000 Shares, constituting approximately 0.4% of the Shares outstanding. MOS PTC, as the trustee of MOS Trust, may be deemed the beneficial owner of the 215,000 Shares owned by MOS Trust, constituting approximately 0.4% of the Shares outstanding.

As of the date hereof, Mr. Torok directly beneficially owned 285,000 Shares, constituting approximately 0.5% of the Shares outstanding. Mr. Torok, (i) as the Manager of JEC II, may be deemed the beneficial owner of the 1,050,000 Shares owned by JEC II, and (ii) as a Manager of MOS PTC, may be deemed the beneficial owner of the 215,000 Shares owned by MOS Trust, which together with the 285,000 Shares he directly owns, constitutes an aggregate of 1,550,000 Shares beneficially owned by Mr. Torok, constituting approximately 2.8% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 3,650,000 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 6.5% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Each of JEC II and Mr. Torok may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by JEC II.

Each of MOS Trust, MOS PTC and Mr. Torok may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by MOS Trust.

Mr. Torok has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 20, 2026, the Reporting Persons entered into a Group Agreement (the "Group Agreement") pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (ii) to coordinate their activities with respect to the Issuer and (iii) that expenses incurred in connection with the group's activities would be split on a pro rata basis between Radoff and JEC based on the number of Shares beneficially owned in the aggregate by such party. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Group Agreement, dated February 20, 2026.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (02/20/2026)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (02/20/2026)
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok, Manager (02/20/2026)
- The MOS Trust: /s/ Michael Torok, Michael Torok, Manager of MOS PTC, LLC, its Trustee (02/20/2026)
- MOS PTC, LLC: /s/ Michael Torok, Michael Torok, Manager (02/20/2026)
- Torok Michael: /s/ Michael Torok, Michael Torok (02/20/2026)